SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 1999

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to _________

Commission file number 1-10070 (MCN Energy Group Inc.)

MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

MCN Energy Group Inc. (MCN)
500 Griswold Street
Detroit, Michigan 48226

(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

Financial Statements for the Years Ended December 31, 1999 and 1998,

Supplemental Schedule for the Year Ended December 31, 1999

and Independent Auditors’ Report

MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

Financial Statements for the Years Ended December 31, 1999 and 1998,
Supplemental Schedule for the Year Ended December 31, 1999
and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1999

MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

EIN: 38-2820658, PN: 011

FORM 5500, SCHEDULE H, ITEM 4i — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 1999

Independent Auditors' Consent

MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

Page

Independent Auditors’ Report

1

Financial Statements:

           Statement of Net Assets Available for Benefits as of
December 31, 1999 and 1998

2

           Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 1999

3

Notes to Financial Statements

4-10

Supplemental Schedule:

           Form 5500, Schedule H, Item 4i — Schedule of Assets Held for
Investment Purposes as of December 31, 1999

11

INDEPENDENT AUDITORS’ REPORT

June 19, 2000

To the Trustees and Participants of the

MCN Energy Group Savings and Stock Ownership Plan

Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of the MCN Energy Group Savings and Stock Ownership Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the
Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements.
The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits for each fund.
The supplemental schedule and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

GEORGE JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31

1999

1998

INVESTMENTS, at fair value (Notes 1 and 3):

Participant Directed Plan Investments:

Common stock — MCN Energy Group Inc

$
32,190,784

$
25,516,052

Registered investment companies

173,371,155

133,355,751

Loans to participants

5,734,861

6,355,800

Investment in Master Trust (Note 5)

40,894,525

43,330,910

Non-Participant Directed Plan Investments:

Common stock — MCN Energy Group Inc

47,886,309

37,460,191

Total Investments

300,077,634

246,018,704

OTHER ASSETS:

Cash on deposit and in transit

96,541

(90,346
)

NET ASSETS AVAILABLE FOR BENEFITS

$
300,174,175

$
245,928,358

The notes to the financial statements are an integral part of this statement.

MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1999

PARTICIPANT

DIRECTED PLAN

MCN RESTRICTED

INVESTMENTS

STOCK FUND

TOTAL

        ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS
ATTRIBUTED TO:

Investment income

$
18,357,456

$
2,018,578

$
20,376,034

Change in fair value of investments (Note 3)

39,994,633

9,225,939

49,220,572

        Transfers by participants among
investment fund, net

135,562

(135,562
)

—

Transfers to loan fund

511,908

(511,908
)

—

Transfers from loan fund

(662,901
)

662,901

—

Interest on loans to participants

376,781

189,113

565,894

58,713,439

11,449,061

70,162,500

Contributions:

Participant

6,701,988

—

6,701,988

Employer

846,087

2,554,602

3,400,689

Forfeitures to be used

92,621

—

92,621

7,640,696

2,554,602

10,195,298

Total Additions

66,354,135

14,003,663

80,357,798

        ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS
ATTRIBUTED TO:

Benefits paid

(20,257,057
)

(2,867,439
)

(23,124,496
)

Withdrawals

(2,311,540
)

(719,998
)

(3,031,538
)

Interplan transfers, net

34,161

9,892

44,053

Total Deductions

(22,534,436
)

(3,577,545
)

(26,111,981
)

NET INCREASE

43,819,699

10,426,118

54,245,817

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year

208,468,167

37,460,191

245,928,358

End of year

$
252,287,866

$
47,886,309

$
300,174,175

The notes to the financial statements are an integral part of this statement.

MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.

PLAN DESCRIPTION

        The following description of the MCN Energy Group Savings and Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the
Plan’s provisions.

General

        The Plan is a defined contribution benefit plan for employees not covered by collective bargaining agreements who have attained three months of service. Prior to February 1999, the Plan required eligible employees to be age 21 or older and have attained one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored solely by
MCN Energy Group Inc. (MCN) and is maintained for the benefit of employees of MCN and any subsidiary or affiliate of MCN, which may adopt the Plan from time to time.

        The employers participating in the Plan are MCN, Michigan Consolidated Gas Company (MichCon), MCN Energy
Enterprises Inc. (MCNEE), formerly known as MCN Investment Corporation, and some of its subsidiaries.

Contributions

        Each employee electing to participate in the Plan is required to make regular contributions by payroll deduction. Participant combined pre-tax and post-tax contributions are limited to 17% (15% for highly compensated participants) of the participant’s compensation as defined in the Plan (Compensation), or such maximum rates as may be approved by the Internal Revenue Service. Effective with the first payroll in
February 1999, participant contributions are limited to 17% on a pre-tax basis (12% for highly compensated participants) of the participant’s Compensation. Prior to February 1999, participant pre-tax contributions were limited to 9% (8% for highly compensated participants).

        The employers make matching contributions to the Plan on behalf of each participant. The employer match is limited to 4% of the participant’s Compensation for individuals who have less than nine years of service.
For Participants who have completed at least nine years of service the employer match is limited to 5% of the participant’s compensation. For Participants with more than 23 years of service the employer match is limited to 6% of the participant’s compensation. Seventy-five percent of all employer-matching contributions are allocated to the MCN Restricted Stock Fund. Prior to January 1, 1999, participants must have completed ten years of service to receive the 5% employer match. Effective with the first pay period in 1999, Compensation includes overtime wages and bonuses for cash balance plan participants and commissions for all participants.

        The employers also provide a longevity award which is contributed annually on March 1 of each year to the
MCN Restricted Stock Fund accounts of employees with 30 years of service and do not meet the definition of a highly compensated employee. The longevity award is equal to $600 in MCN shares. Prior to March 1,
1999, the longevity award provided to MCN and MCNEE employees was paid as 25 shares of MCN stock (or an equivalent value determined by the Master

MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

        Trust, Retirement and Savings Plan Committee (Committee) in a
nondiscriminatory manner, which may be used to purchase MCN stock). Prior to 1999, the longevity award provided to MichCon employees was paid on April 1 of each year.

Participant Accounts

        Each participant’s account is credited with the participant’s contribution, allocations of the employers’
contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future employer contributions. The benefit to which the participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

        Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employers’ matching contribution portion of their accounts plus actual earnings thereon occurs after completion of five Years of Service.

Investment Options

        Participants may transfer existing account balances in the investment funds on a daily basis with the exception of the MCN Restricted Stock Fund. Participants may change their investment direction and amount of future contributions effective with the next payroll period. With respect to the MCN Stock Fund,
Company designated insider traders are limited to a 30-day window following the release of quarterly earnings. Contributions may be directed in any of the following savings options:

        MCN Stock Fund — Fund invests solely in the common stock of MCN. This fund consists of two components, restricted and unrestricted. The restricted fund includes 75% of the employer match.
The unrestricted fund includes any employee contributions and possibly any portion of the remaining 25% of the employer matching contributions. The entire MCN Stock Fund is considered to be the Employee Stock Ownership (ESOP) portion of the Plan. MCN dividends accumulated under the
ESOP are passed through to each participant within 90 days of the previous Plan year. Those participants who elected to receive a payout of such dividends for the 1998 and 1999 Plan years had to notify the Trustee in writing. Future dividends may be passed through to participants at the Committee’s discretion.

        Fixed Income Fund — Fund consists of higher quality investments consistent with the Fund’s objective to preserve principal while providing a stable rate of return to the Participant. The investments of the Fixed Income Fund consists of the following: (1) contracts with insurance companies and other financial institutions providing for fixed rates of interest; and
(2) investments in specific government and corporate marketable fixed income securities which are managed by professional investment advisors.

MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

        Amounts invested in marketable securities are through or pursuant to contracts with insurance companies. These contracts provide for a guarantee of the principal invested and accrued interest under the contract. The interest rates under these contracts are adjusted at least annually to recognize the impacts of changing interest rate conditions. Investment advisors for marketable fixed income securities may use fixed income futures and options to reduce the effect of market volatility on the Fund.

        Loomis Sayles Small Cap Value Fund — Fund consists primarily of smaller capitalization common stocks, emphasizing both undervalued securities and securities of companies with significant growth potential.

        Putnam Fund for Growth and Income — Fund consists primarily of common stocks that offer potential for capital growth, current income, or both. The fund may also purchase corporate bonds, notes and debentures, preferred stocks, or convertible securities (both debt securities and preferred stocks) or U.S. government securities.

        Putnam Global Growth Fund — Fund consists primarily of common stocks traded in securities markets located in a number of foreign countries and in the United States.

        Putnam Income Fund — Fund consists primarily of quality corporate and government bonds that pay out a rate of interest in regularly scheduled payments. The fund also invests in selected below-investment grade bonds, which have a higher risk of nonpayment of interest and principal.
Effective June 1999, the fund was eliminated from the Plan.

        Putnam New Opportunities Fund — Fund consists primarily of common stocks of companies in sectors of the economy with potential for capital appreciation which is significantly greater than that of the market averages and generally invests a significant portion of its assets in the securities of small to mid-sized companies.

        Putnam S&P 500 Fund — Fund consists primarily of stocks that closely approximates the return of the Standard & Poor’s (S&P) 500 index, which is an indicator of the U.S. stock market performance.

        Putnam Voyager Fund — Fund consists primarily of common stocks of companies with potential for capital appreciation which is significantly greater than that of the market averages and generally invests a significant portion of its assets in the securities of smaller and newer issuers.

      On July 1, 1999 the following funds were added to the Plan:

        Legg Mason Value Institutional Portfolio Fund — Fund consists primarily of stocks that are believed to be undervalued and offer above-average potential for capital appreciation.

        Lord Abbett Developing Growth Fund — Fund consists primarily of stocks of selected small companies with long-range growth potential.

MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

        Putnam International Growth Fund — Fund consists primarily of common stocks traded in securities markets located in a number of foreign countries and in the U.S.

        Vanguard US Growth Fund — Fund consists primarily of large, high-quality seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth.

        Western Asset Core Portfolio — Fund consists primarily of fixed-income securities with an average duration of four to six years.

Administrative and Brokerage Fees

        Expenses in connection with the purchase or sale of stock or other securities are charged to the participant for whom the purchases or sales are made. Participants pay 100% of the investment management and other related expenses of the funds. The participating employers pay 100% of the record-keeping and
Trustee expenses.

Loans

        Subject to limitations imposed by the Internal Revenue Code (IRC) and Department of Labor regulations, Plan provisions allow a participant to borrow from the Plan an amount up to 50% of the vested value of his or her salary reduction and ESOP accounts, up to a maximum of $50,000, at an interest rate of 2-1/2% over prime updated quarterly (rounded to the nearest 1/2%). The outstanding balances of loans are reported in the Loan fund. A participant may have only one loan outstanding at a time and loan refinances are available every 12 months provided that the loan balance is paid off in full.

Termination of the Plan

        Although it has not expressed any intent to do so, the employers have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan assets shall be distributed ratably to the participants in proportion to the total values of their respective Plan accounts.

        Each participating employer may withdraw from or terminate its participation in the Plan at any time.
Under these circumstances, the Committee shall direct the Trustee to (1) segregate, in a separate trust, amounts held under the Plan which are applicable to the participants of such employer (in the event of withdrawal); or (2) distribute to the participants of such employer amounts attributable to such participants’ investments under the Plan (in the event of termination).

MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared under the accrual method of accounting.

        Purchases and sales of securities are recorded on the trade date basis. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded when earned.

        Investments are stated at fair value, which is generally based on quoted prices. A portion of the Fixed
Income Fund is reported on or at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses), because it is fully benefit responsive.
Participant loans receivable are presented at cost, which approximates fair value.

        The cost of securities sold or distributed is determined on the basis of average cost. The MCN Stock Fund recognizes gains or losses on stock distributed to terminated participants in settlement of their accounts equal to the difference between cost and market value of the shares distributed.

Benefits are recorded when paid.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates. Certain reclassifications have been made to prior year’s statements to conform to the 1999 presentation.

3.

INVESTMENTS

The following is a summary of investments that represent 5 percent or more of the Plan’s net assets:

December 31

1999

1998

        MCN Stock Fund — Restricted, 2,016,266 and
1,965,125 shares, respectively

$
47,886,309
*

$
37,460,191
*

        MCN Stock Fund — Unrestricted, 1,355,401 and
1,338,547 shares, respectively

32,190,784

25,516,052

        Putnam Fund for Growth and Income, 2,110,424
and 2,254,433 shares, respectively

39,612,661

46,193,330

        Putnam Global Growth Fund, 1,613,474 and
1,636,019 shares, respectively

30,559,200

20,368,441

        Putnam New Opportunities Fund, 246,863
and 243,570 shares, respectively

22,812,651

14,231,783

        Putnam Voyager Fund, 2,147,993 and
2,125,197 shares, respectively

67,876,576

46,584,325

*

Non-Participant directed

MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

          During 1999, the Plan’s investments appreciated in value by $49,220,572 as follows:

Common Stock

$
15,287,205

Registered Investment Companies

33,933,367

$
49,220,572

4.

TAX STATUS

        The Internal Revenue Service has determined and informed MCN by a letter dated November 8, 1999, that the
Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

5.

DEFINED CONTRIBUTION PLANS MASTER TRUST

        The Master Trust was established on August 1, 1988, and serves as a funding medium to certain employee benefit plans of the Corporation and its subsidiaries and affiliates which are qualified under Section
401(a) of the IRC.

        Currently, the Master Trust consists of certain commingled assets of the Plan, MichCon Investment and Stock
Ownership Plan, Citizens Gas Fuel Company Investment Share Plan and the MichCon Home Services 401(k) Plan.
The Plan’s investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan’s allocated portion (approximately 78%) of the Master Trust investments. The Plan’s allocated portion of the investments is equal to the market value of the Plan’s assets contributed, adjusted by the
Plan’s allocated share of the Master Trust investment income and expenses, employee and employer contributions and distributions and withdrawals paid to participants.

A summary of the Master Trust assets as of December 31, 1999 and 1998 is as follows:

1999

1998

Investments:

Temporary investments, at fair value

$
5,308,022

$
13,002,190

        Insurance contracts, including
accumulated interest, at contract value

46,859,452

41,197,145

Total investments

52,167,474

54,199,335

Assets held in Master Trust

$
52,167,474

$
54,199,335

MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

        The following is a summary of the change in net assets held in the Master Trust for the year ended December 31, 1999:

1999

Transfers into Master Trust

$
71,287,101

Interest, dividend and other income on investments

3,141,378

Transfers out of Master Trust

(76,460,340
)

Change in assets held

(2,031,861
)

Net assets, beginning of year

54,199,335

Net assets, end of year

$
52,167,474

6.

RELATED PARTY TRANSACTIONS

        Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

7.

MERGER AGREEMENT WITH DTE ENERGY COMPANY

        MCN and DTE Energy Company (DTE) have signed a definitive merger agreement, dated October 4, 1999, under which DTE will acquire all outstanding shares of MCN common stock. The boards of directors and the shareholders of both companies have approved the proposed merger. The transaction is subject to regulatory approvals and other customary merger conditions. Changes to the Plan as a result of the pending merger are not expected to take place until January 2002.

MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

EIN: 38-2820658, PN: 011

FORM 5500, SCHEDULE H, ITEM 4i — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 1999

(c)

(b)

Description of investments including

(e)

Identity of issue, borrower,

maturity date, rate of interest, collateral,

(d)

Current

(a)

lessor or similar party

par or maturity value

Cost

Value

*

MCN Restricted Stock Fund

        MCN Energy Group Inc., Common Stock

$
        35,531,976

$
47,886,309

*

MCN Unrestricted Stock Fund

        MCN Energy Group Inc., Common Stock

        24,959,922

32,190,784

*

Global Growth Fund

        Registered Investment Company

        21,467,462

30,559,200

*

Growth and Income Fund

        Registered Investment Company

        42,848,140

39,612,661

*

Fixed Income Fund

        Investment in Master Trust

        40,894,525

40,894,525

*

Voyager Fund

        Registered Investment Company

        50,074,660

67,876,576

*

New Opportunities Fund

        Registered Investment Companies

        15,773,898

22,812,651

*

Loomis Sayles Small Cap Value Fund

        Registered Investment Companies

        783,116

758,319

*

S & P 500 Fund

        Registered Investment Companies

        5,103,987

6,187,422

*

Legg Mason Value Institutional Portfolio Fund

        Registered Investment Companies

        856,103

943,068

*

Lord Abbett Developing Growth Fund

        Registered Investment Companies

        296,461

344,444

*

Vanguard US Growth Fund

        Registered Investment Companies

        1,131,204

1,205,279

*

International Growth Fund

        Registered Investment Companies

        1,183,336

1,416,861

*

Western Asset Core Portfolio

        Registered Investment Companies

        1,727,345

1,654,674

*

Putnam

        Cash on Deposit and in Transit

        96,541

96,541

*

Loan Fund

        Loans to Participants (Interest rates 9.00% to 11.00%)

        -

5,734,861

$
        242,728,676

$
300,174,175

*

Represents Party-in-Interest

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MCN Energy Group Savings and Stock Ownership Plan

         By:      /s/Howard L. Dow III

 Howard L. Dow III
Executive Vice President, Treasurer and Chief Financial Officer
MCN Energy Group Inc.

Dated: June 29, 2000

EXHIBIT INDEX

Number    ______________________________________________________

    23           Independent Auditors’ Consent — George Johnson & Company